Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated June 19, 2002

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   ☒

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on June 19, 2002, entitled "BONUS STATOIL SHARES;.

BONUS STATOIL SHARES

A total of 1,548,282 bonus shares are being distributed by Statoil (OSE: STL, NYSE: STO) today, 19 June, to more than 60,000 private shareholders who have retained their holding in the company since it was first listed on 18 June 2001.

Shareholders will receive one bonus share for every 10 ordinary shares they subscribed for at the listing. After this distribution, Statoil will have 2,166,133,882 outstanding shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: June 19, 2002	By:	/S/ Inge. K. Hansen Inge K. Hansen Chief Financial Officer